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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

iVOW, INC.
(Name of Subject Company (Issuer))

iVOW, INC.
(Name of Filing Persons (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Michael H. Owens, M.D.
President and Chief Executive Officer
iVOW, Inc.
11455 El Camino Real, Suite 140
San Diego, California 92130
(858) 703-2820
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
Michael S. Kagnoff, Esq.
Heller Ehrman LLP
4350 La Jolla Village Drive, 7th Floor
San Diego, California 92122
(858) 450-8400

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$5,269,234	$564

(1)
Calculated solely for purposes of determining the filing fee and based upon the average of the high and low sales prices of the Registrant's common stock ($3.34 per share), as reported on The Nasdaq Capital Market, on April 19, 2006 and assuming that warrants to purchase 1,577,615 shares of common stock will be exchanged pursuant to this offer.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and Release No. 2005-163 Fee Rate Advisory #5 for Fiscal Year 2006, equals $0.000107 multiplied by the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid: $564

        Form or Registration No.: Schedule TO (file no. 005-52603)

        Filing party: iVOW, Inc.

        Date filed: April 21, 2006

  ☐
  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☒

EXPLANATORY NOTE

        This Amendment No. 3 supplements the Tender Offer Statement on Schedule TO filed by iVOW, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission on April 21, 2006, as amended by Amendment No. 1 on May 9, 2006 and supplemented by Amendment No. 2 on June 2, 2006, which relates to the Company's offer to exchange outstanding common stock purchase warrants of the Company for new common stock purchase warrants of the Company with the same terms and conditions as the existing warrants except that the new warrants will have lower exercise prices, shortened exercise periods and no cashless exercise provisions (the "Offer to Exchange").

Item 4.    Terms of the Transaction.

        The Company's Offer to Exchange expired at 5:00 p.m. (PDT) on June 12, 2006. Pursuant to the Offer to Exchange, the Company's existing warrant holders:

  •
  tendered their existing warrants to purchase an aggregate of 739,726 shares of common stock at an exercise price of $3.00 per share, in exchange for new warrants to purchase an aggregate of 739,726 shares of common stock at an exercise price of $1.40 per share;

  •
  tendered their existing warrants to purchase an aggregate of 62,695 shares of common stock at an exercise price of $3.18 per share, in exchange for new warrants to purchase an aggregate of 62,695 shares of common stock at an exercise price of $1.40 per share; and

  •
  tendered their existing warrants to purchase an aggregate of 46,503 shares of common stock at an exercise price of $9.50 per share, in exchange for warrants to purchase an aggregate of 46,503 shares of common stock at an exercise price of $2.50 per share.

        In accordance with the terms of the Offer to Exchange, the warrant holders participating in the Offer to Exchange must exercise their new warrants for cash on or before June 22, 2006, or the new warrants will expire.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(A)**	Letter to Holders of Original Warrants, dated April 21, 2006
(a)(1)(B)**	Amended and Restated Offer to Exchange, dated as of May 9, 2006
(a)(1)(C)**	Form of Election to Participate
(a)(1)(D)**	Form of Notice of Withdrawal
(a)(1)(E)**	Form of Exchanged February 2004 Warrant
(a)(1)(F)**	Form of Exchanged May 2004 Selling Agent Warrant
(a)(1)(G)**	Form of Exchanged May 2004 Warrant
(a)(1)(H)**	Form of Exchanged July 2005 Warrant
(a)(1)(I)**	Form of Exchanged February 2006 Warrant
(a)(1)(J)**	Optional Notice of Exercise
(a)(1)(K)**	Letter to Holders of Original Warrants regarding Amended and Restated Offer to Exchange, dated May 9, 2006

(a)(4)(A)*	Registration Statement on Form S-3 (File No. 333-116940), initially filed June 29, 2004, as amended
(a)(4)(B)*	Registration Statement on Form S-3 (File No. 333-128216), initially filed September 9, 2005, as amended
(a)(4)(C)*	Registration Statement on Form S-3 (File No. 333-133082), filed April 7, 2006
(a)(5)**	Press Release, dated June 2, 2006
(a)(5)(B)	Press Release dated June 13, 2006
(d)(1)+	Form of February 2004 Warrant
(d)(2)++	Form of May 2004 Warrant
(d)(3)+++	Form of July 2005 Warrant
(d)(4)+	Form of February 2006 Warrant
(d)(5)++	Form of February 2004 Warrant issued to selling agent
(d)(6)+++	Form of 2005 Selling Agent Warrant
(d)(7)+	Form of 2006 Selling Agent Warrant
(d)(8)+	Common Stock and Warrant Purchase Agreement, dated as of February 9, 2004
(d)(9)###	Registration Rights Agreement, dated as of February 9, 2004
(d)(10)++	Selling Agreement between the Company and Dawson James Securities, Inc., dated as of March 30, 2004
(d)(11)++	Form of Subscription Agreement for financing completed as of May 26, 2004
(d)(12)+++	Selling Agreement between the Company and Dawson James Securities, Inc., dated as of May 3, 2005
(d)(13)+++	Form of Subscription Agreement for financing completed as of July 26, 2005
(d)(14)++++	Selling Agreement between the Company and Dawson James Securities, Inc., dated as of February 22, 2006
(d)(15)+	Form of Subscription Agreement for private placement financing completed as of February 22, 2006
(d)(16)#	1995 Stock Option Plan
(d)(17)#	1997 Stock Option/Stock Issuance Plan
(d)(18)##	Amendment to 1997 Stock Option/Stock Issuance Plan
(d)(19)#	1997 Employee Stock Purchase Plan
(d)(20)##	Amendment to 1997 Employee Stock Purchase Plan

*
Incorporated by reference.

**
Filed previously.

+
Incorporated by reference to our Form 10-KSB, filed March 31, 2006.

++
Incorporated by reference to our Form 8-K, filed May 28, 2004.

+++
Incorporated by reference to our Form 10-QSB, filed August 15, 2005, as amended.

++++
Incorporated by reference to our registration statement Form S-3, filed April 7, 2006.

#
Incorporated by reference to our registration statement on Form S-1, as amended, filed July 2, 1997.

##
Incorporated by reference to our definitive proxy statement on Schedule 14A, filed June 27, 2005.

###
Incorporated by reference to our registration statement on Form S-3, filed June 29, 2004.

4

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iVOW, Inc.
By:	/s/ RICHARD M. GOMBERG
Name:	Richard M. Gomberg
Title:	Chief Financial Officer
Date:	June 13, 2006

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EXPLANATORY NOTE
  Item 4. Terms of the Transaction.
  Item 12. Exhibits.
SIGNATURE